Filing under Rule 425 under the Securities Act

of 1933 and deemed filed under Rule 14a-12 of

the Securities Exchange Act of 1934

Filed by: Pershing Square Capital Management, L.P.

Subject Company: Valeant Pharmaceuticals International, Inc.

SEC File No. of Valeant Pharmaceuticals International, Inc.: 001-14956

Pershing Square Proposes Independent Slate For Allergan Board of Directors

NEW YORK, July 7, 2014 //- Pershing Square Capital Management, L.P. (“Pershing Square”) today announced a slate of six highly experienced, independent directors for the board of directors of Allergan, Inc. (“Allergan”). The six members of the slate are: Betsy Atkins, Cathleen P. Black, Fredric N. Eshelman, Steven J. Shulman, David A. Wilson and John J. Zillmer.

As previously announced, Pershing Square is seeking to call a special meeting of Allergan shareholders. At this special meeting, Allergan shareholders will be able to voice their support for a number of critical matters, including the removal of six incumbent members of the Allergan board, the appointment of the independent Pershing Square slate and certain other actions to improve the corporate governance of Allergan. To that end, Pershing Square will file today revised preliminary solicitation materials with the Securities and Exchange Commission (“SEC”).

Commenting on the decision to offer a slate of seasoned business executives for the Allergan board, Pershing Square CEO Bill Ackman said, “Each member of our slate of nominees is an independent, skilled leader with relevant domain, industry and/or executive management experience. By supporting this slate, Allergan shareholders can ensure that the interests of shareholders will be well represented on the board of Allergan.”

The business executives on the slate bring a wealth of experience leading important enterprises as well as serving as directors of prominent public companies and leading not-for-profit organizations. Each of these executives is also independent of Pershing Square and Valeant Pharmaceuticals International, Inc. (“Valeant”).

Biographies of Members of the Pershing Square Slate

Information regarding members of Pershing Square slate for the Allergan Board of Directors is set forth below:

Betsy Atkins, 61, has been the Chief Executive Officer of Baja LLC, an independent venture capital firm focused on technology, renewable sciences and life sciences, since 1994. She was formerly Chief Executive Officer and Chairman of Clear Standards, Inc., an on-demand enterprise energy management sustainability software company, from 2008 to 2009, at which time it was acquired by SAP AG.

Ms. Atkins has co-founded successful high tech and consumer companies, including Ascend Communications (formerly NASDAQ: ASDN). She is the former Chairman of the Board of Directors of Third Screen Media, a company that was eventually sold to AOL. Ms. Atkins was the CEO of NeutraCeutical Ingredients Pte. Ltd., from 1991 through 1993. She has also served on the Board of Directors of Human Genome Sciences Inc. (NASDAQ: HGSI), HealthSouth Corporation (NYSE: HLS), Vonage Holdings Inc. (NYSE: VG), Towers Watson & Co. (NYSE: TW), Reynolds American Inc. (NYSE: RAI), SunPower Corporation (NASDAQ: SPWR) and Chico’s FAS, Inc. (NYSE: CHS).

Ms. Atkins has served as a director of Polycom, Inc. (NASDAQ: PLCM) since April 1999 and is currently the Chairman of the Compensation Committee and a member of the Nominating and Governance Committee. She has been a director of Schneider Electric, SA. since April 2011. Ms. Atkins has also served as a director for HD Supply Holdings, Inc. (NASDAQ: HDS) since September 2013 and is a member of the Compensation Committee. Ms. Atkins served as a director for Wix.com Ltd. (NASDAQ: WIX) through July 2014, where she was a member of the Audit Committee and Chair of the Compensation Committee since October 2013. She has also served as a director of Ciber Inc. (NYSE: CBR) since July 2014 and is a member of the Compensation and Governance Committee.

Cathleen P. Black, 70, has served as a Senior Advisor at RRE Ventures LLC, an early stage venture capital firm, since 2011. She has served on the boards of two of RRE Ventures LLC’s portfolio companies, Yieldbot Inc. and Bark & Co Inc. as an independent board member and is also a board member of PubMatic, Inc., an advertising technology platform. Prior to that, Ms. Black served as President of Hearst Magazines, a division of the Hearst Corporation and one of the world's largest publishers of monthly magazines, from January 1996 until late 2010. Ms. Black also served as a director of the Hearst Corporation from January 1996 until late 2010. Moreover, Ms. Black served as President of USA Today from October 1983 until June 1991 and was a board member of the parent company, Gannett Co., Inc. (NYSE: GCI).

In addition, Ms. Black served as a director of Vibrant Media Inc., a global leader of in-content contextual technology, from October 2012 until 2013, served as an independent director of International Business Machines Corp. (NYSE: IBM) from 1995 until 2010 and served as a director of The Coca-Cola Company (NYSE: KO) from 1992 until 2010.

Further, Ms. Black served as a director of NYC2012 Inc., a non-profit-organization created to promote New York City as a location for the 2012 Summer Olympics and as President of the Newspaper Association of America. Between January 2011 and April 2011, Ms. Black also served New York City as Chancellor of New York City Schools. Ms. Black is a member of the National Council of Foreign Relations, a trustee emeritus of The University of Notre Dame and a trustee of the Kent School.

Fredric N. Eshelman, 65, is a principal at Eshelman Ventures, LLC, which is a fund that invests primarily in early-stage healthcare. He served as Founding Chairman of Furiex Pharmaceuticals, Inc. (NASDAQ: FURX), a drug development company, from its founding in 2009 until the sale of the company to Forest Laboratories LLC in July 2014. Mr. Eshelman also founded Pharmaceutical Product Development, Inc. (NASDAQ: PPDI), an international contract research organization. He served as the Chief Executive Officer of Pharmaceutical Product Development, Inc. until 1989 and from July 1990 until July 2009, Vice Chairman of its board of directors from July 1993 until July 2009 and Executive Chairman from July 2009 until its sale to private equity in 2011.

From 1989 until he rejoined Pharmaceutical Product Development, Inc. in 1990, Dr. Eshelman was Senior Vice President of Development at Glaxo, Inc. and served on the board of the United States subsidiary of Glaxo Holdings plc. Dr. Eshelman also currently serves as director on several private company boards. Dr. Eshelman also served on the board of Princeton Pharma Holdings LLC from February 2008 until May 2010, when it was acquired by Valeant Pharmaceuticals International, Inc.

Dr. Eshelman serves on the University of North Carolina System Board of Governors, including its Audit Committee. He also serves as a director of the North Carolina Biotechnology Center. Moreover, Dr. Eshelman serves on the University of North Carolina at Wilmington Board of Trustees and has served as an adjunct professor at University of North Carolina at Chapel Hill. The University of North Carolina Eshelman School of Pharmacy was so named to reflect his many contributions to the University of North Carolina and the profession of pharmacy.

Steven J. Shulman, 63, serves as the Managing Director of Shulman Ventures Inc., a private equity investment firm. Mr. Shulman has also served as a strategic advisor to Water Street Healthcare Partners, a private equity firm focused exclusively on health care, since 2008.

Mr. Shulman has served as Chairman of CareCentrix, Inc. since 2008, Access MediQuip, LLC since 2009 and Accretive Health, Inc. (NYSE: AH) since 2014. Mr. Shulman has also served as a director of HealthMarkets, Inc. since 2006, Facet Technologies since 2011, Oasis Outsourcing since 2012, MedImpact since 2013 and Quantum Health since 2013. Mr. Shulman has previously served on numerous other privately held company boards. Mr. Shulman served as Chairman of Health Management Associates Inc. (NYSE: HMA) from 2013 until January 2014. He also served as Chairman and Chief Executive Officer of Magellan Health Services, Inc. (NASDAQ: MGLN) from 2003 until 2009.

Mr. Shulman founded and served as Chairman and Chief Executive Officer at Internet Healthcare Group, LLC, from 1999 until 2003. He also served as the Chairman, President and Chief Executive Officer of Prudential Healthcare, Inc. from 1997 until 1999. Mr. Shulman co-founded and served as a director of Value Health, Inc. (NYSE: VH), a specialty managed care company in 1987, which went public in 1991 and was sold in 1997. During this time, he served in a number of senior operating positions including President of Pharmacy & Disease Management Group. Earlier in his career, Mr. Shulman held various leadership positions at Cigna Corporation (NYSE: CI) from 1983 to 1987 and at Kaiser Permanente from 1974 to 1983. Mr. Shulman served on the Board of Trustees of the Crohn’s and Colitis Foundation of America as well as the University of Hartford’s Art School. In addition, he serves on the Deans Council at SUNY at Stony Brook and as an incorporator at Hartford Hospital.

David A. Wilson, 73, is the former President and Chief Executive Officer of the Graduate Management Admission Council, a not-for-profit education association dedicated to creating access to graduate management and professional education that provides the Graduate Management Admission Test (GMAT), a position he held from 1995 through December 2013. Mr. Wilson served as Senior Advisor to the Graduate Management Admission Council from December 2013 until June 2014.

Mr. Wilson has served as a director of CoreSite Realty Corporation (NYSE: COR), since 2010, and is a member of the Compensation Committee and chair of the Audit Committee. He has also served Barnes & Noble, Inc. (NYSE: BKS) as a director and as chair of its Audit Committee since October 2010. Mr. Wilson served as a director at Terra Industries Inc. (formerly NYSE: TRA) from November 2009 until April 2010, where he served as member of the Audit

Committee. Mr. Wilson also served as a director at Laureate Education, Inc. (formerly Sylvan Learning Systems, Inc.) (NASDAQ: LAUR), from 2002 until 2007, where he served on the audit committee.

From 1978 to 1994, Mr. Wilson worked in various capacities for Ernst & Young LLP (and its predecessor, Arthur Young & Company), including as Audit Principal, Audit Partner, Managing Partner, National Director of Professional Development, Chairman of Ernst & Young’s International Professional Development Committee and as a director of the Ernst & Young Foundation.

John J. Zillmer, 58, is the former Executive Chairman of Univar, Inc., a leading global distributor of industrial and specialty chemicals and related services, a position he held from May 2012 to December 2012. He served as director, President and Chief Executive Officer of Univar, Inc. from September 2009 to May 2012.

Prior to joining Univar, Inc., Mr. Zillmer was Chairman and Chief Executive Officer of Allied Waste Industries, Inc. from May 2005 until December 2008, at which time Allied Waste Industries, Inc. merged with Republic Services, Inc. (NYSE: RSG). From May 2000 to January 2004, Mr. Zillmer served as Executive Vice President of ARAMARK Corporation (NYSE: ARMK), a company he joined in 1995.Mr. Zillmer has served as a director of Reynolds American Inc (NYSE: RAI), since July 2007 and has been the Chair of its Governance and Nominating Committee since 2011. He has also served as a director of Ecolab Inc. (NYSE: ECL), since May 2006. He has been a member of its Governance Committee since 2007, its Compensation Committee since 2011 and on its Audit Committee from 2007 to 2010.

Mr. Zillmer has also served as director and Chair of the Compensation and Governance Committee of Veritiv Corporation (NYSE: VRTV), since June 2014. He has also served as director of Liberty Capital Partners, Investment Arm, a private equity and venture capital firm specializing in startups, early stage, growth equity, buyouts, and acquisitions, since June 2004.

ABOUT PERSHING SQUARE

Pershing Square, based in New York City, is a SEC-registered investment advisor to private investment funds. Pershing Square manages funds that are in the business of trading — buying and selling — securities and other financial instruments. A fund managed by Pershing Square is Allergan’s largest shareholder with an approximately 9.7% ownership stake.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information that was prepared as of the specific dates and/or for the specific periods referenced in the materials contained or referred to in this communication. All information contained in this communication that is not clearly historical in nature or that necessarily depends on future or subsequent events is forward-looking information prepared as of the specific dates and for the specific periods referenced in the applicable document contained or referred to in this communication, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking information as of such date(s). Such forward-looking information was based on the expectations of Pershing Square and information available at the time of initial publication or dissemination of such information. They were not, and are not, guarantees of future performance, events or results, involve various risks and uncertainties that are difficult to predict and are based upon assumptions as to future events, performance or results that were believed to be reasonable at the time such information was initially made available but may not prove to be accurate and, in most cases, have been superseded, modified or replaced by subsequent information, events or developments. While Pershing Square may elect to update forward-looking information contained in this communication at some point in the future, Pershing Square does not assume any obligation to update any such forward-looking information, except as required by and in accordance with applicable laws.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to Pershing Square’s solicitation of written requests to call a special meeting of shareholders of Allergan in connection with the proposal which Valeant has made for a business combination transaction with Allergan. In furtherance of this proposal, Pershing Square has filed a preliminary proxy statement with the SEC on June 2, 2014, as amended and supplemented on June 24, 2014, July 2, 2014 and July 7, 2014 (collectively, the “preliminary proxy statement”), Valeant has filed a registration statement on Form S-4 (the “Form S-4”) and a tender offer statement on Schedule TO (including the offer to exchange, the letter of election and transmittal and other related offer materials) with the SEC on June 18, 2014 (together with the Form S-4, the “Schedule TO”), and a preliminary proxy statement on June 24, 2014 with respect to a meeting of Valeant shareholders, and Valeant and Pershing Square (and, if a negotiated transaction is agreed, Allergan) may file one or more other proxy statements, registration statements, tender or exchange offer documents or other documents with the SEC. This communication is not a substitute for the preliminary proxy statement, the Schedule TO or any other proxy statement, registration statement, prospectus, tender or exchange offer document or other document Valeant, Pershing Square and/or Allergan may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT, THE SCHEDULE TO AND ANY OTHER PROXY STATEMENT(s), REGISTRATION STATEMENT, PROSPECTUS, TENDER OR EXCHANGE OFFER DOCUMENTS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) or definitive tender or exchange offer documents (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders may obtain free copies of the preliminary proxy statement, and will be able to obtain free copies of these other documents (if and when available) and other documents filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at http://www.sec.gov.

Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the preliminary proxy statement. Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting materials in respect of Allergan filed with the SEC by Valeant on April 21, 2014, and May 28, 2014 and June 24, 2014. The additional definitive proxy soliciting material referred to in this paragraph and the preliminary proxy statement can be obtained free of charge from the sources indicated.

Contact:

Rubenstein Associates

Carolyn Sargent, 212-843-8030

csargent@rubenstein.com

Or

Steve Murray, 212-843-8293

smurray@rubenstein.com